EXHIBIT 20a

                                                     NEWS RELEASE

                                                     NEWS RELEASE

Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870

                                                     NEWS RELEASE


Media Relations:    Investor Relations:
Roger W. W. Baker   Daniel A. Conforti
(203)698-5148       (203)698-5132


                      FORTUNE BRANDS ADOPTS
        REPLACEMENT PREFERRED SHARE PURCHASE RIGHTS PLAN

Old Greenwich, CT, November 18, 1997 -- Fortune Brands, Inc.

(NYSE-FO) today adopted a revised preferred share purchase rights plan to replace the Company's existing rights plan when it

expires December 24, 1997.  Like the existing rights plan, the new rights plan is designed to protect stockholders against

abusive and unfair takeover tactics and prevent an acquirer from gaining control of the Company without paying a full and fair price to the stockholders.  The new rights plan was not adopted in response to any specific effort to acquire control of Fortune

Brands.

     The new rights plan will continue the terms of the existing rights plan, adopted in 1987, for another ten years with few modifications.  To implement the new plan, the Board declared a dividend distribution of one preferred share purchase right on each outstanding share of Fortune Brands Common stock of record on December 24, 1997.  Each right, when exercisable, will entitle the holder to buy one one-hundredth of a share of a series of junior participating preferred stock of Fortune Brands at an exercise price of $150.  Initially, the rights will be attached to the shares of Common stock and are not exercisable.  The

rights will become exercisable only in the event that a person or group acquires 15% or more of Fortune Brands Common stock or makes, or announces its intention to make, a tender offer for 15%

or more of Fortune Brands Common stock.

     If a person or group acquires 15% or more of Fortune Brands

Common stock, each right will entitle its holders (other than such person or members of such group) to purchase, at the right's then-current exercise price, a number of Fortune Brands Common shares having a market value of twice such price.  If Fortune

Brands is acquired in a merger or other business combination or

Fortune sells 50% or more of its assets or earning power after a person has acquired 15% or more of Fortune Brands Common stock,

each right will entitle its holders to purchase, at the right's then-current exercise price, a number of the acquiring company's

Common shares having a market value of twice such price.  Prior to the acquisition by a person or group of 15% or more of Fortune

Brands Common stock, the rights are redeemable for one cent per right at the option of the Board of Directors.

     The issuance of the Rights will have no dilutive effect,

will not affect reported earnings per share, and will not be taxable to the Company or its stockholders.

     Additional information regarding the preferred share

purchase rights plan will be mailed to stockholders of record on

December 24, 1997.

     Fortune Brands, Inc. is an international consumer products company with headquarters in Old Greenwich, Connecticut.

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